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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.

         Toronto, Canada, June 9, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B; HLG.PR.C) announces that it was served yesterday with an application to the Ontario Superior Court of Justice commenced by Catalyst Fund General Partner I Inc. ("Catalyst"), a Hollinger shareholder, seeking an order directing an investigation of Hollinger under the Canada Business Corporations Act. Hollinger considers the application to be without merit and intends to vigorously oppose it.

         Peter G. White, Co-Chief Operating Officer of Hollinger, stated that, "It is interesting to note that this application is being brought on the heels of our shareholders' meeting of May 27th, where Catalyst was unable to vote its shares because it had failed to deliver its proxy on time".

         Hollinger's principal asset is its approximately 72.3% voting and 29.7% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Robinson Lerer & Montgomery
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com